

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 18, 2007

E. Livingston B. Haskell
General Corporate Counsel
Lumber Liquidators, Inc.
3000 John Deere Road
Toano, VA 23168

> **Re: Lumber Liquidators, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 23, 2007**
> **File No. 333-142309**

Dear Mr. Haskell:

We have reviewed your filing and correspondence dated August 2, 2007 and have the following comment.

<u>Annual Cash Bonus Awards, page 81</u>

1. Please discuss your response in your letter in the filing. In your MD&A and CD&A disclosure, you should describe management's strategies, including the company's growth strategies, and 2006 and 2007 bonus targets. It appears that the bonus targets can be disclosed in a manner that will not incorrectly signal the market about your goals and strategy because you can clearly explain what trends, events, and uncertainties are affecting the business currently and for the periods reported upon.

Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Jeffrey D. Karpf, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006